Exhibit 99.88

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) relating to the results of operations and financial position of Gunnison Copper Corp. (formerly Excelsior Mining Corp.) and its subsidiaries (“Gunnison” or the “Company”) is prepared as of May 13, 2026. The MD&A supplements and complements Gunnison’s unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2026 (the “Consolidated Interim Financial Statements”). Comparison of the financial results in this MD&A is provided to the financial results for the three months ended March 31, 2025 or the year ended December 31, 2025. Other relevant documents to be read with this MD&A include the most recent Annual Information Form (“AIF”). The AIF is not incorporated by reference. These documents are available on the Company’s website at www.gunnisoncopper.com, and on the SEDAR+ website at www.sedarplus.ca.

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The condensed consolidated interim financial statements do not include all the information required for full annual financial statements. The accounting policies applied in the condensed consolidated interim financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements unless otherwise disclosed. All dollar amounts in this MD&A are expressed and presented in thousands of United States dollars (except per share amounts and unless otherwise noted). Canadian dollars are expressed as “CAD”.

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from Management’s expectations. Readers are encouraged to read the “Cautionary Statements” section presented later in this MD&A including the factors described in “Risk Factors” and “Forward-Looking Information”.

The Board of Directors of Gunnison Copper Corp. has approved the disclosures contained in this MD&A as of May 13, 2026.

OUR PURPOSE

Gunnison exists to develop and operate copper mines in Southern Arizona to produce fully Made in America finished copper cathode to supply American energy, defense, data center, and manufacturing supply chains. Gunnison proudly hires locally, purchases locally, and sells its products in America. Gunnison invests in its employees, their families, and the communities around it. Gunnison operates safely and responsibly with a focus on technology and positive societal impact, while also emphasizing long-term value creation for stakeholders.

OUR BUSINESS

Gunnison was incorporated under the laws of the Province of British Columbia, Canada on June 9, 2005 and trades on the Toronto Stock Exchange denominated in CAD under the symbol “GCU” and in over-the-counter markets denominated in USD under the symbol “GCUMF”. The address of the Company’s registered office is Suite 2400, 1055 West Georgia Street, Vancouver, BC, Canada V6E 3P3. The operational headquarters and senior management team is located in Arizona, USA.

Gunnison is a multi-asset pure-play copper developer and producer that has the largest land position in the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

2

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

Its flagship asset, the Gunnison Copper Project (“Gunnison Project”), has a main pit Measured and Indicated Mineral Resource containing over 846.1 million tons with a total copper grade of 0.33% (Measured Mineral Resource of 191.5 million tons at 0.37% and Indicated Mineral Resource of 654.5 million tons at 0.31%). The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76.1 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12% silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces). A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 23%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Gunnison Project was previously configured to use In-Situ Leaching but the approach was changed to open pit in December 2024 to maximize the value of the Gunnison Project. The Gunnison Project continues to be fully permitted for mining under the in-situ permits and the Company remains in compliance with all permits. Commencement of mining using an open pit requires permit amendments.

In addition, Gunnison’s Johnson Camp Mine (“JCM”), which restarted its operations, with first copper production in 2025, is fully funded by Nuton LLC (“Nuton”), a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually for the purpose of demonstrating their proprietary sulfide leaching technology. As a result, the mine plan for Stage 2 is currently designed to strip waste to access and prioritize the accelerated mining of primary sulfide material, which will be used to demonstrate the technology, which may result in higher mining costs versus a fully optimized mine plan that prioritized total profit. Similarly, processing costs are expected to be initially higher as the site goes through a rigorous optimization and refinement program related to introducing the new technology.

Other deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star and eight other deposits.

OVERALL PERFORMANCE

HIGHLIGHTS

Gunnison continues to build on the momentum after the December 2024 relaunch of the Company, change in strategy to open pit at its flagship asset and 2025 restart of the Johnson Camp mine with the following highlights for the 2026 year to date:

●	On January 15, 2026, the Company announced that Rio Tinto and Amazon Web Services (“AWS”) entered into a collaboration under which AWS will purchase copper produced by Gunnison using the Nuton technology for use in components of its U.S. data centers, while also providing cloud-based data and analytics support to accelerate the optimization of bioleaching at the Johnson Camp Mine.

●	On January 22, 2026, the Company fully settled all outstanding principal and interest owed to Nebari Natural Resources Credit Fund I LP (“Nebari”), marking a significant milestone in the Company’s transformation of its balance sheet. In total, Gunnison has reduced the principal amount of the Nebari debt from $15.0 million to zero, achieving its stated objective of removing legacy secured debt and materially strengthening the Company’s financial position. This achievement is consistent with Gunnison’s broader strategy to maintain an equity-based capital structure until the construction of its flagship Gunnison Project. The debt was finally eliminated when the Company received additional conversion notices from Nebari pursuant to the terms of the Second Amended and Restated Credit Agreement. The final conversions totaled $4.75 million at a conversion price of $0.2097 per share, resulting in the issuance of 22,651,407 common shares.

3

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

●	On February 18, 2026, Greenstone Resources II LP and its affiliates (the “Greenstone Group”), Gunnison’s largest shareholder, announced that it completed closing of the sale of 113,607,200 common shares of Gunnison, as part of the orderly wind-down of the Greenstone fund. The shares were sold at a price of C$0.45 per share. On April 21, 2026, the Greenstone Group announced the sale of its remaining 29,601,737 common shares of Gunnison at a price of C$0.40 per share. Following the sale, the Greenstone Group no longer holds any common shares of Gunnison (The Greenstone Group continues to hold certain convertible debentures and stock options). The share sales by the Greenstone Group resulted in many new institutional investors being added to the Company’s shareholder base.

●	On March 31, 2026, the Company announced the results of an updated PEA on its 100%-owned Gunnison Copper Project in the Cochise Mining District, Arizona, United States. At a consensus copper price of $4.60 per pound, the Project now delivers an after-tax net present value 8% of US$2 billion, a 23% IRR, and a 3.9 year payback, positioning Gunnison as a compelling copper development project in the United States. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized.

●	On April 16, 2026, the Company joined the U.S. Department of War-sponsored Defense Industrial Base Consortium (DIBC), providing the Company access to potential non-dilutive funding, strategic partnerships, and programs to accelerate domestic project development.

●	On May 5, 2026, the Company entered into a buyback option agreement with Altius Royalty Corporation and Triple Flag entities, providing the Company with the right to reduce certain existing royalties and terminate an expansion-related stream option at its Gunnison Copper Project in Arizona. The agreement grants Gunnison the option to reduce the 3.0% Triple Flag gross revenue royalty to 2.0%, and to reduce the Altius gross revenue royalty by 0.5%, as well as to terminate Triple Flag’s expansion option. The Parties intend that the foregoing options be exercisable only as a single, indivisible package and only in connection with a qualifying change of control transaction announced on or before March 31, 2028. The total consideration payable upon exercise is$65 million.

●	On May 11, the Company announced executive leadership and technical team changes to support advancement of the Gunnison Copper Project, including delivery of a Pre-Feasibility Study and permit amendments. Effective May 15, 2026, Craig Hallworth will be appointed President and Chief Executive Officer, succeeding Dr. Stephen Twyerould, who will remain on the Board of Directors. The Company also announced a series of executive appointments and promotions to strengthen the Company’s leadership team for its next phase of growth and development.

2026 OUTLOOK

Gunnison Copper Project Pre-Feasibility Study (PFS) & Permit Amendments

In Q1 2026, Gunnison continued planning work required on a prefeasibility study (“PFS”) for the Gunnison Copper Project and also launched the metallurgical test program. The PFS objectives include converting the mineral resources in the mine plan to the Measured and Indicated level and into mineral reserves, significant efforts and budget towards resource expansion, particularly at the Strong and Harris satellite deposit, evaluation of mining and processing optimizations, and advancements in the detail level of mine and plant engineering. The work program will include infill drilling, geotechnical drilling, exploration geophysics and drilling, metallurgical testing, hydrological work, engineering, and other studies. The total PFS work program is expected to cost up to $40.0 million and take approximately 24 months to complete (see “Liquidity” and “Capital Resources” below for a summary of the funding required by, and available to, Gunnison). Results of the work program will be published as realized during the work program and the final PFS 43-101 study is expected to be published by the first half of 2028. In order to complete the PFS work program the Company will need to raise additional financing.

4

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

Concurrently with the PFS work program, Gunnison intends to file permit amendments with Arizona Department of Environmental Quality and the Arizona State Mine Inspector with respect to the existing Air, Aquifer Protection, and Mine Land Plan of Reclamation permits. Initial planning for the permit amendment process was completed during the 2025 High Value Add (“HVA”) work program. These amendments will permit the open pit approach. In addition, a new state approval is required from the Arizona Department of Transportation to move a section of the Interstate 10 highway. As part of the 2026 PEA, Gunnison engaged Kimely-Horn to complete a comprehensive pre-feasibility level infrastructure study supporting the proposed highway realignment for the Gunnison open pit. Currently, the Gunnison Project is fully permitted for In-Situ leaching, which is the approach previously pursued. All required permits for the Gunnison open pit fall under the state permitting regime (i.e. no federal nexus). The permit amendments are expected to cost up to $5.0 million and take approximately 6 to 24 months to receive depending on the permit. The Company is targeting to receive all permit amendments by the first half of 2028.

Johnson Camp Mine Production

First production of copper cathode from the Run of Mine Oxide (“ROM”) circuit at the JCM was achieved in August 2025. In addition, the first copper cathode produced using Rio Tinto’s Nuton® Technology was successfully achieved in December 2025, marking a key milestone in the industrial-scale deployment of its proprietary bioleaching technology.

The Johnson Camp Mine SX/EW plant has an installed production capacity of 25 million lbs of finished copper cathode per year, with production intended for sale into the United States. Notably, the first Nuton copper produced at JCM has been supplied into the U.S. supply chain, with AWS announced as the first customer, utilizing this low-carbon copper in its data centre infrastructure. Ramp-up to nameplate capacity is expected during the year as operations progress through commissioning and optimization, with expectation to reach the nameplate rate of production by year-end.

The construction and restart of the Johnson Camp Mine is fully funded by Nuton for the purpose of demonstrating their proprietary sulfide leaching technology. As a result, the mine plan for Stage 2 is currently designed to strip waste to access and prioritize the accelerated mining of primary sulfide material, which will be used to demonstrate the technology, which may result in higher mining costs versus a fully optimized mine plan that prioritized total profit. Similarly, processing costs are expected to be initially higher as the site goes through a rigorous optimization and refinement program related to introducing the new technology.

48C Tax Credits Monetization

The $13.9 million allocation of tax credits was granted to the Gunnison-Nuton Tax Partnership in January 2025 under the Qualifying Advanced Energy Project Credit Program of the Inflation Reduction Act. Under the United States Inflation Reduction Act, a qualifying advanced energy project credit can either be monetized through its sale for cash or by using it to offset income tax liabilities. The credits are expected to be monetized by mid-2026 through their sale in a free-market transaction following the completion of the certification process. Gunnison expects to receive up to $8 million in cash after Nuton’s allocation and reimbursement of costs, with the actual amount depending on the 48C tax credit certification process and how much can be realized from the sale of the certified credits. The receipt of the 48C tax credit is subject to certification as outlined in IRS Notice 2023-44. There is no certainty that the conditions to the receipt of the 48C tax credit will be satisfied.

This section contains forward-looking information. Please refer to “Forward-Looking Information” for details on the risks and assumptions associated with such forward-looking information.

5

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

GUNNISON COPPER PROJECT

PROJECT DESCRIPTION

The Gunnison Project is located about 62 miles east of Tucson, Arizona on the southeastern flank of the Little Dragoon Mountains in the Cochise Mining District. The property is within the copper porphyry belt of Arizona. It hosts a deposit that contains copper oxide and sulfide mineralization with associated molybdenum in potentially economic concentrations. Oxidized, mineralized bedrock lies 300 to 800 feet beneath the alluvial basin.

PEA HIGHLIGHTS NI 43-101 Preliminary Economic Assessment

The results of an updated NI 43-101 PPEA were released on March 31, 2026. The PEA supersedes the previous preliminary economic assessment on the Gunnison Project released in December 2024 (the “2024 PEA”) in all respects.

Key Changes Versus the 2024 PEA

Key changes versus the 2024 PEA include various price deck changes beyond the control of management, such as the change in long-term copper price and various operating and capital cost escalation from 2024 to 2026 (“Price Deck”), as well as non-price deck changes, including improvements such as mining the high-grade Strong & Harris satellite deposit (“Non-Price Deck”). The 2026 PEA NPV 8% of $2 billion is an increase of $700 million (+54%) from the 2024 PEA NPV8% of $1.3 million. The increase is comprised of Price Deck changes of $117M, 17% of the increase, and Non-Price Deck changes of $583M, the remaining 83% of the increase.

Net Present Value at 8.00% discount rate is the selected metric to explain the changes since the 2024 PEA as this metric best captures the total economic return to the Company of the Gunnison Project.

Highlights:

●	Open pit, heap leach, SX/EW operation producing 99.999% pure copper cathode intended to supply United States energy, data center, manufacturing, and defense supply chains

●	Straightforward mine plan consists primarily of oxide copper mineralized material with a life of mine material placed on the leach pad of 541 million tons at 0.43% total copper grade, including 25 million tons at 0.85% total copper grade from the Strong & Harris satellite deposit

●	Primary crushing on all material, and secondary crushing on some material to improve copper recoveries

●	Average annual copper cathode production of 174 million pounds (“lbs.”) (87 thousand tons) for the first 15 years; enough to potentially supply over 11% of the current United States domestic refined copper metal production from mineralized material 1. Total copper produced 3.2 billion lbs. over a 21 year mine life

●	Cash costs of $1.70, Sustaining Cash Costs of $2.00, and All-In Sustaining Cash Costs of $2.05 per pound of copper produced are in the lower half of the cost curve for copper mines globally

●	Robust project economics in a variety of copper price environments, including $4.60/lb. base case:

6

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Notes:

(1)	Based on USGS reported 2025 primary refined copper production of 790Ktons.

PEA PHYSICALS

Total life of mine production for the Gunnison deposit is projected at approximately 3.2 billion pounds of copper over 21 years. There are 846 million short tons of measured and indicated oxide, transitional, and sulfide mineral resources at an average grade of 0.33% TCu (measured mineral resource of 191.5 million tons at 0.37% TCu and indicated mineral resource of 654.5 million tons at 0.31% TCu) and inferred oxide, transitional, and sulfide mineral resources of 94.0 million short tons at an average grade of 0.21% TCu; using an internal cut-off grade of 0.05% TCu for oxide and transition, and 0.1% TCu for sulfide. At Strong & Harris deposit there are inferred oxide, transitional, and sulfide mineral resources of 69 million short tons at an average grade of 0.52% TCu; using an internal cut-off grade of 0.07% TCu within optimized pit shells. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The tonnage of material in the Gunnison conceptual mine plan used for the PEA is 541 million tons having an average grade of 0.43% TCu, including 25 million tons at 0.85% total copper grade from the Strong & Harris satellite deposit. The anticipated heap leach copper recovery is estimated to be 68.0%.

PEA OPERATING AND CAPITAL COSTS

The average direct, life-of-mine operating cost is estimated to be $8.43 per ton of mineralized material mined, which is equivalent to $1.70/lb Cu cathode produced. The average all-in sustaining cost is $10.20 per ton of mineralized material mined which is equivalent to $2.05/lb Cu, positioning the project in the lower quartile of the global cost curve. The estimated initial capital cost is $1,555.6 million, including capitalized pre-production costs and acid plant construction. Expansion capital costs are estimated to be $681.7 million, and sustaining capital costs are estimated to be $587.0 million. The Sustaining Cash Cost is $2.00/lb Cu. The total undiscounted cost for reclamation and closure is estimated to be $93.0 million and averages $0.03 per pound of copper recovered.

UNIVERSITY OF ARIZONA ECONOMIC IMPACT STUDY HIGHLIGHTS

The University of Arizona Eller College of Management is a comprehensive business school with a global reputation for innovative research, rigorous curriculum, a distinguished faculty, excellence in entrepreneurship and social responsibility. The study employed nationally accepted economic modeling tools to assess the cumulative potential impact of the Company’s flagship Gunnison Project’s operations across the national, state, and county levels.

All amounts from the study represent the forecasted economic impact of the Gunnison Project in the State of Arizona and nationally in the USA. They do not represent an economic analysis of the Gunnison Project itself and actual economic impact will be determined after the Gunnison Project is developed into an operating mine, which remains subject to completion of a feasibility study, financing and permitting.

7

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

The key findings from the analysis are as follows:

●	National-level outcomes indicate a total present value (NPV) output of $21.9 billion, supporting over 112,744 job-years and generating $2.7 billion in labor income.

●	Arizona state-level impacts show $15.22 billion in output, 73,710 job-years, and $1.73 billion in labor income.

●	Cochise County and Congressional District 6 indicate a total present value (NPV) output of $12.99 billion, supporting over 32,482 job-years, and generating $855 million in labor income

GUNNISON STAGE 1 VIABILITY TESTING

Nuton and Gunnison have agreed to conduct a Stage 1 viability testing program of Nuton Technologies on sulfide mineralization at the Gunnison Open Pit (the “Stage 1 Gunnison Program”). The Stage 1 Gunnison Program will involve the collection and testing of samples from drill core from the Gunnison Copper Project. The samples will be analyzed by Nuton for the purpose of determining the suitability of the Gunnison Copper Project with Nuton Technologies. No testing has taken place in the three months ended March 31, 2026.

JOHNSON CAMP MINE

The Johnson Camp Mine is located about 65 miles east of Tucson, Arizona, on the southeastern flank of the Little Dragoon Mountains in the Cochise Mining District. The property is within the copper porphyry belt of Arizona. The Johnson Camp Mine contains two open pit mines, the Burro pit and the Copper Chief pit, that contain copper oxide, transition, and sulfide mineralization with associated molybdenum (not recovered by heap leaching), in potentially economic concentrations. Mining by a former owner, Nord Resources Corporation (Nord), ceased in 2012. The mine plan includes mining of oxide, transition material and sulfide to produce copper cathode based on an SX/EW plant capacity of up to 25 million pounds per annum. Heap leaching of sulfide copper will use Nuton’s proprietary technology.

NUTON OPTION AGREEMENT

Overview

Nuton and Gunnison entered into an option agreement on July 31, 2023, as amended (the “Nuton Option Agreement”) that provides for a two stage option agreement for the development and restart of Johnson Camp Mine for the purpose of demonstrating Nuton sulfide leach technology at an industrial scale.

Stage 1

The Stage 1 work program began in August 2023 including mineralogy, predictive modelling, engineering and other test work to determine the suitability of JCM mineralized material for the technology. Further work included infill drilling, detailed engineering, permitting activities, and project execution planning for the restart of JCM. Total Stage 1 costs incurred were $4,055. On May 15, 2024, Nuton elected to proceed with Stage 2, the construction of the leach pad and restart of JCM and technology demonstration.

Stage 2

The Stage 2 work program began in July 2024 and included a non-refundable cash payment of $5 million to Gunnison for the use of existing JCM infrastructure during Stage 2. Nuton is responsible for funding all of Gunnison’s costs associated with Stage 2. The full Stage 2 work program, inclusive of production, is expected to operate until May 2030, and, if successful, will demonstrate key elements of the Nuton Technologies on an industrial scale.

8

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

The Stage 2 work program is proceeding based on milestones related to engineering and mobilization, infrastructure and construction, mining, leaching, copper production and post-leach rinsing. The completion of all milestones would result in full-scale commercial production of Nuton copper over several years at Johnson Camp. Revenue from operations will first be used to pay back Stage 2 costs to Nuton and will then be credited to Gunnison’s account after fulfillment of Gunnison’s applicable royalty and stream obligations.

Effective September 30, 2025 the Company and Nuton signed an amendment to the Nuton Option Agreement which changed the timing of Stage 2 Work Program funding from a gross to net basis.

Nuton funds 100% of the agreed direct and indirect costs for the Stage 2 Work Program (subject to their election to continue the program), and the Company holds and uses 100% of the copper revenue generated (subject only to payments by the Company owing under any existing third party royalty or streaming obligations (Note 11)) to reduce the agreed upon expenditures on a quarterly basis. In the event expenditures are less than the net copper revenues, the Company is required to repay those amounts on a quarterly basis, two quarters in arrears. The assumptions used in the measurement of the liability continue to be the Johnson Camp Mine production profile for Stage 2, expected operating costs, future copper prices and the discount rate.

After the completion of Stage 2, Nuton will have the right to form a joint venture on JCM on mutually agreeable terms, (provided that the final terms of the joint venture agreement have not been settled), whereby Nuton will hold an initial 49% and Gunnison an initial 51% interest. Should Nuton not exercise its joint venture rights, Nuton and Gunnison will discuss in good faith Gunnison’s continued use of the Nuton Technologies at the Johnson Camp mine subject to certain licensing terms and conditions.

MINE OPERATIONS

Production of finished copper cathode commenced in August 2025 from the Run of Mine (ROM) circuit and in December 2025 from the Nuton circuit. The priority for 2026 is to ramp up operations to commercial production and then full nameplate capacity levels of the SX/EW plant. Commercial production is considered to be 60% of the name plate capacity. Gunnison is using a contract miner for mine activities related to mining and crushing. Gunnison employees perform mine planning and supervision, agglomerating, placement of material on the leach pads, heap leach management, SX-EW operation, and general site management.

The Company’s decision to construct and move into production at JCM was based on the funding being provided by Nuton. The Company did not base this production decision on any feasibility study of Mineral Reserves demonstrating economic and technical viability of the mines at JCM. As a result, there may be increased uncertainty and risks of achieving any level of recovery of minerals from the mines at JCM or the costs of such recovery. As JCM does not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from JCM and ultimately the profitability of the operation.

9

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

Q1 2026 PRODUCTION AND CAPITAL EXPENDITURE SUMMARY

Mining		Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025 Total	Q1 2026
Ore Mined	Short Tons	89,330	600,383	588,586	907,861	2,186,160	655,510
Grade - Cu	%	0.168%	0.229%	0.362%	0.408%	0.336%	0.322%
Contained - Cu	Short Tons	150	1,375	2,131	3,704	7,360	2,111
Waste Mined	Short Tons	1,664,256	1,973,117	2,832,914	3,446,187	9,916,474	2,866,255
Total Material Mined	Short Tons	1,753,586	2,573,500	3,421,500	4,354,048	12,102,634	3,521,764
Strip Ratio	Waste:Ore	18.6	3.3	4.8	3.8	4.5	4.4

Processing		Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025 Total	Q1 2026
Ore Stacked	Short Tons		248,072	448,158	685,479	1,381,709	609,242
Grade - Cu	%		0.296%	0.340%	0.357%	0.350%	0.356%
Contained - Cu	Short Tons		733	1,524	2,447	4,704	2,169
Copper in PLS Solution	lbs		-	448,193	856,459	1,304,651	1,514,325
Acid Consumption	Short Tons		-	4,795	6,598	11,393	9,152
Cathode Produced	lbs		-	432,711	977,426	1,410,137	2,106,583

Sales		Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025 Total	Q1 2026
Cathode Sold	lbs	90,087	-	360,469	766,931	1,127,487	1,896,420
Realized Price	$/lb	4.51	-	4.56	5.05	4.86	5.69
Gross Revenue	US$’000s	406	-	1,644	3,873	5,923	10,796

Unit Costs		Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025 Total	Q1 2026
Mining - Gross of Deferred Stripping	$/ton mined	2.63	4.57	4.24	4.01	3.99	4.30
Mining - Net of Deferred Stripping	$/ton mined	0.27	1.89	1.57	1.95	1.58	1.92
Leaching	$/ton stacked	-	-	0.68	5.01	3.21	3.23
SX/EW	$/lb Cu	-		1.20	1.04	1.09	0.72

Abbreviations: Cu = total copper; AsCu = acid-soluble copper; CuCN = cyanide-soluble copper; CuSU = sulfuric-acid-soluble copper.

For the three months ending March 31, 2026, mine production ramp up was in line with plan generating expected cathode sales. Ramp up of Nuton technology circuit continued in Q1, resulting in production and sales of Nuton copper, and is expected to continue ramping up in Q2. Mining costs are performing to plan, which is a higher run rate as delivery of Nuton specific ore and stockpile requirements drive performance metrics.

2026 Capital Expenditure

US$’000s	2024	2025	Q1 2026	Total
Leach Pad	$15,019	$31,502	$802	$47,323
Equipment & SX/EW	6,551	27,082	2,330	35,963
General Construction	52	26,939	1,585	28,576
EPCM	2,227	8,681	746	11,654
Commissioning & Misc	205	185	68	458
Subtotal	24,054	94,389	5,531	123,974
Capitalized Carrying Costs	6,201	18,294	620	25,115
Total	$30,255	$112,683	$6,151	$149,089

Capital expenditures for the project were materially complete in 2025 with some carryover of Nuton process equipment expenditures into the three months ended March 31, 2026. As design and construction were performed in parallel, capital expenditures were in line with expectations and will allow the demonstration of Nuton technology to perform as intended.

10

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

SELECTED QUARTERLY INFORMATION

The following table summarizes selected financial information for the Company for each of the past eight quarters ending March 31, 2026:

	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025
Net income (loss) for the period	$1,666	$(9,643)	$(22,899)	$(2,946)
Revenue	20,104	7,348	2,862	124
Gain (loss) on derivative at fair value	(1,341)	3,363	(7,135)	1,254
Income (loss) per share (basic and diluted)	0.00	(0.03)	(0.06)	(0.01)

	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
Net income (loss) for the period	$(22,433)	$49,704	$(14,948)	$(15,121)
Revenue	559	116	122	457
Gain (loss) on derivative at fair value	(18,651)	90,671	(13,171)	(12,789)
Income (loss) per share (basic and diluted)	(0.07)	0.18	(0.05)	(0.05)

The net income (loss) for the last eight quarters is due primarily to non-cash gains and losses on revaluation of the copper stream derivative liability each quarter and gain on the modification of the Operating Agreement which changed the nature and timing of cashflows related to the Nuton Stage 2 liabilities from a gross to net basis. The copper stream derivative liability valuation changes are due primarily to copper forward curve price increases and, to a lesser extent, changes in market factors such as the risk free interest rate and credit spreads as well as commencement of the production at JCM. Refer to Capital Resources section below for further information on the copper stream derivative liability. The quarterly results presented above do not necessarily reflect any recurring expenditure patterns or predictable future trends. In Q4 2024, a non-recurring impairment charge of $38,828 was recorded representing the write-off of the wellfield assets, related infrastructure and development, and the closure cost asset related to the strategic pivot from in-situ leaching to open pit approach for the Gunnison Project.

Three months ended March 31, 2026 compared to the three months ended March 31, 2025:

For the three months ended March 31, 2026, the Company reported net income of $1,666 ($0.00 per share), compared with a net loss of $22,433 ($0.07 per share) for the three months ended March 31, 2025. The change to net income in the 2026 from the comparative period net loss in 2025 was primarily attributable to the transition to active operations, which resulted in $20,104 (2025 – $559) in revenues recognized consisting of primarily $10,796 (2025 - $406) in revenue from sales of copper cathode and $9,093 (2025 - $nil) of deferred mining and processing demonstration service revenue recognized. The increase in revenues for the three months ended March 31, 2026 are partially offset by increase in cost recognition attributable to the transition to active operations, increase in evaluation and permitting costs associated with the publishing of the 2026 PEA as well as non cash losses of $1,341 (2025 - $18,651) and $4,546 (2025 - $1,779) for the revaluation of the copper stream derivative and Nuton stage 2 payables. By comparison, 2025 activities were focused on the capital development and restart of the Johnson Camp Mine.

LIQUIDITY

CASH POSITION

The Company had cash and cash equivalents of $10,544 as of March 31, 2026, including $4,198 Nuton and $6,346 non-Nuton related (December 31, 2025 - $20,613, Nuton - $12,551 and non-Nuton - $8,062). Cash and cash equivalents decreased $10,069 during the three months ended March 31, 2026. The decrease during the quarter is primarily due to the timing of funding received from Nuton for the Stage 2 work program vs the timing of expenditures. The decrease in non-Nuton cash is due to the work completed relating to the PEA and head office expenditures.

11

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

CASH FLOWS

Net cash used by operating activities for the three months ended March 31, 2026 was ($11,104) compared to ($3,645) for the same period of 2025. The increase in operating cash outflows in 2026 compared to 2025 is mainly due to the ramp up of JCM operations and its associated operating expenditures.

Net cash used by investing activities for the three months ended March 31, 2026 was ($22,280) compared to ($26,470) net cash provided by investing activities for the three months ended March 31, 2025. The net cash used in 2026 included $21,402 in cash spent on Stage 2 construction.

Net cash provided by financing activities for the three months ended March 31, 2026 was $23,315, consisting of $22,532 in cash financing received from Nuton, $683 in proceeds from warrants exercised and $100 in collateral interest earned.

WORKING CAPITAL

As at March 31, 2026 the Company had negative working capital (current assets less current liabilities) of ($58,235), including a cash and cash equivalents balance of $10,544.

	March 31, 2026
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Current assets	$115	$45,955	$7,159	$53,229
Current liabilities	306	96,145	15,013	111,464
Working capital	(191)	(50,190)	(7,854)	(58,235)
Nuton funded amounts included in working capital:
Amount due from Nuton	-	(10,494)	-	(10,494)
Accounts payable and accrued liabilities - Nuton	-	18,464	-	18,464
Nuton deferred income and revenue	-	71,478	-	71,478
Derivative Liabilities
Stream deliveries from sale of JCM copper	-	6,100	-	6,100
Convertible warrants	-	-	5,911	5,911
Convertible Debt
Convertible debentures in the money	-	-	6,837	6,837
Amounts not impacting Company’s ability to continue as a going concern	-	85,548	12,748	98,296

	December 31, 2025
	Gunnison Copper Project	Johnson Camp Mine	Corporate & Other	Total
Current assets	$43	$45,904	$9,971	$55,918
Current liabilities	242	80,005	20,052	100,299
Working capital	(199)	(34,101)	(10,081)	(44,381)
Nuton funded amounts included in working capital:
Amount due from Nuton	-	(12,652)	-	(12,652)
Accounts payable and accrued liabilities - Nuton	-	27,612	-	27,612
Nuton deferred income and revenue	-	46,737	-	46,737
Derivative Liabilities
Stream deliveries from sale of JCM copper	-	5,533	-	5,533
Convertible warrants	-	-	7,654	7,654
Debt payments deferred subsequent to the date:
Debt payments deferred or converted subsequent to the date	-	-	3,958	3,958
Convertible debentures in the money	-	-	6,503	6,503
Amounts not impacting Company's ability to continue as a going concern	-	67,230	18,115	85,345

12

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

The working capital includes $89,942 in current liabilities that are funded by Nuton. The net amount funded by Nuton is only repayable from the sale of copper produced at the Johnson Camp Mine. In addition, working capital includes $5,911 in current liabilities related to warrant derivative liabilities and $6,100 in current liabilities that represent the value of JCM copper deliverable to Triple Flag under the stream agreement. If no copper was produced at the Johnson Camp Mine, the amount deliverable to Triple Flag would not be payable by the Company. As a result, neither the Nuton or Triple Flag related working capital amounts can impact the Company’s immediate ability to continue as a going concern.

Based on its existing cash and cash equivalents as of March 31, 2026, the Nuton funding arrangement, expectation that the outstanding convertible debentures will be converted into common shares, and expected receipt of 48C tax credits, the Company has assessed that based on its cashflow forecast for the next 12 months it expects to have sufficient capital to continue operations for at least the next twelve months.

The Company has been successful in obtaining significant equity and other financings since inception and intends to continue financing its future requirements through future mining of the existing JCM pits, equity financing, and the funding provided by Nuton. Management’s expectation is that the covenant will not be in breach when the Leverage Ratio Grace Period expires as it is expected that the debentures are settled prior to this date. Should the Company’s expectations not be realized, it may be required to curtail spending and advancements of its Gunnison Project.

CAPITAL RESOURCES

NUTON FUNDING

As disclosed above, the Nuton Option Agreement provides for Nuton to provide 100% of the funding for the Stage 2 Work Program at JCM. However, Nuton has the election to terminate the Nuton Option Agreement at any time if it decides it no longer wants to continue with the Stage 2 Work Program. In such event, Nuton would not have further funding obligations other than the payment of costs that were committed to prior to the date of termination and certain reclamation expenditures for work associated with the Stage 2 Work Program.

Gunnison and Nuton have also agreed to work together to evaluate the possible extension of the Stage 2 Work Program at Johnson Camp Mine. Nuton shall also receive a right of first offer over the use of any excess capacity from the SX/EW plant and related infrastructure and mining assets located at the Johnson Camp Mine.

NEBARI DEBT

On October 31, 2019, the Company entered into an agreement with Nebari for a $15,000 credit facility (the “Credit Facility”) with subsequent amendments in 2021, 2023, and 2025. In the three months ended March 31, 2026, the remaining $3,750 in principal was converted into 17,882,685 shares and $25 in final interest was paid to discharge the liability. A $208 gain was recognized on derecognition.

CONVERTIBLE DEBENTURES

The Company has issued two debenture offerings. The First Debenture Offering was issued for $3,000 in principal. The terms of the debentures include:

●	a maturity date of September 30, 2026 (the “First Debenture Maturity Date”), with the principal amount, together with any accrued and unpaid interest, payable on the First Debenture Maturity Date, unless earlier converted in accordance with the terms;

●	the debentures bear interest at the rate of 10% per annum, which interest will be payable on the Maturity Date, unless earlier converted into common shares

13

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

●	the principal amount of the debentures is convertible into Common Shares at the option of the holder at a conversion price of USD$0.19 per Common Share;

●	the accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to the date of conversion at the option of the holder; and

●	the debentures are unsecured.

The First Debenture Offering was accounted for as a compound financial instrument with a debt host and equity conversion feature. The fair value of the liability component was determined to be $2,128 with an effective interest rate of 21.2%, and the equity component was measured as the residual amount of $872.

The Second Debenture Offering issued $2,400 principal amount of debentures. The terms of the debenture include:

●	a maturity date of September 30, 2026 (the “Second Debenture Maturity Date”) and the principal amount, together with any accrued and unpaid interest, will be payable on the Second Debenture Maturity Date, unless earlier converted in accordance with their terms;

●	the debentures bear interest at the rate of 10.5% per annum plus the Rate Supplement, which interest will be payable on the Second Debenture Maturity Date, unless earlier converted into Common Shares;

●	subject to the receipt of disinterested shareholder approval from the holders of the Common Shares at a duly and validly called meeting (the “Shareholder Approval”), the principal amount of the debenture is convertible into Common Shares at the option of the holder (or at the option of the Company on 30 days prior notice) at a conversion price of USD$0.11405 per Common Share;

●	subject to receipt of the Shareholder Approval, the accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average trading price on the Toronto Stock Exchange for the five trading days prior to the date of conversion; and

●	the debentures are unsecured.

The Shareholder Approval was received at the Company’s Annual General Meeting held on June 18, 2024.

The Second Debenture Offering was accounted for as a compound financial instrument with a debt host and equity conversion feature. On initial recognition, the fair value of the liability component was determined to be $2,011 with an effective interest rate of 19.6%, and the equity component was measured as the residual amount of $389. The amendment of the Nebari Debt includes cross party agreements that defers the interest payments on the debentures to September 30, 2026.

2025 OFFERINGS

The Company has completed the following offerings:

●	On April 7, 2025, the Company announced that is has closed the April 2025 Offering for aggregate gross proceeds of C$5.15 million through the issuance of 17,170,916 units (each an “April 2025 Unit”)

●	On July 18, 2025, the Company announced that is has closed the July 2025 Offering for aggregate gross proceeds of C$8.7 million through the issuance of 28,874,100 units (each a “July 2025 Unit”)

On October 30, 2025, the company closed the October 2025 Offering for aggregate proceeds of C$13.3 million for 29,471,702 units (each an “October 2025 Unit”)

The table below provides a reconciliation of the disclosure the Company previously made about how it was going to use proceeds from the April 2025 Offering, July 2025 Offering and October 2025 Offering.

14

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

2025 LIFE Offerings	Proceeds April Offering	Proceeds July Offering	Proceeds October Offering	Proceeds Total	Actual March 31, 2026	Funds Remaining
Budgeted uses
High Value Work Program & Follow On Work	$2,158	$258	$-	$2,416	$2,429	$(13)
Pre-Feasibility Study Work Program	-	1,788	-	1,788	467	1,321
Corporate G&A expenses - Canada	1,397	-	-	1,397	1,405	(8)
Corporate G&A expenses - US	-	3,919	-	3,919	788	3,131
Repayment of a portion of the second ARCA	-	-	6,500	6,500	7,100	(600)
Unallocated working capital	-	-	2,693	2,693	178	2,515
Total	$3,555	$5,965	$9,193	$18,713	$12,367	$6,346

The expenditures related to the Pre-Feasibility Study Work Program and Corporate G&A expenses – US were in line with budget and is less than proceeds received as they are to cover G&A spending over an extended timeframe. This variance is due to timing as the full amount of these expenditures have not yet been incurred. The additional $600 of principal paid on the repayment of the Second ARCA are not material and will be sourced from unallocated working capital. As a result there is no impact of the variances on the Company’s ability to achieve its business objectives and milestones.

As of this date, if the warrants issued and not yet exercised in connection with these financings were exercised for cash, the Company would receive aggregate gross proceeds of approximately CAD$27,520. While these warrants represent a potential source of future funding, their exercise is at the option of the holders and will depend on market conditions, including the trading price of the Company’s common shares. As a result, there can be no assurance that such proceeds will be realized.

DEBT COVENANTS

Pursuant to the Stream Agreement, the Company is required to maintain a leverage ratio of 3.5:1.0. The leverage ratio is calculated as the ratio of indebtedness of the Company to net income (adjusted for certain items). On November 30, 2023, the Company and Triple Flag executed an amendment to the Stream Agreement which suspends the applicability of the leverage ratio until September 30, 2026 (the “Leverage Ratio Grace Period”) to accommodate the extension of the Nebari loan due date. Management’s expectation is that the covenant will not be in breach when the Leverage Ratio Grace Period expires as it is expected that the debentures are settled prior to this date.

As the full principal amount of the Second ARCA has been repaid, any debt covenants associated with the Second ARCA are no longer applicable. The outstanding convertible debentures will be settled prior to the end of the Leverage Ratio Grace Period.

Stream Derivative Liability

On October 30, 2018 the Company entered into an agreement for a $75,000 project financing package (collectively, the “Financing”) with Triple Flag Mining Finance Bermuda Ltd. (“Triple Flag”) for the purposes of developing the Gunnison Copper Project. The Financing consisted of a $65,000 copper metal stream (the “Stream”) and a concurrent $10,000 private placement of common shares.

Under the terms of the metals purchase and sale agreement (the “Stream Agreement”) between Triple Flag and Gunnison and its subsidiary Excelsior Arizona, Triple Flag paid $65,000 against the future sale and delivery by Excelsior Arizona of a percentage of the refined copper production generated from the mining of oxide mineralization from Gunnison’s Projects owned at the time of executing the Stream Agreement. Gunnison will sell to Triple Flag a percentage of refined copper at a price equal to 25% of the copper spot price. The exact percentages of copper production to be sold to Triple Flag varies according to the total production capacity, based on a sliding scale. Under the terms of the stream agreement, Triple Flag has the option to increase the delivery amount of the Stream (the “expansion option). To exercise the expansion option Triple Flag must pay the company an additional $65,000.

15

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

On May 5, 2026, the Company entered into a buyback option agreement with Triple Flag entities, providing the Company with the right to terminate Triple Flag’s expansion option at its Gunnison Copper Project in Arizona. The Parties intend that the Buyback option be exercisable only in connection with a qualifying change of control transaction announced on or before March 31, 2028. The total consideration payable upon exercise is US$65 million.

The percentages applicable at certain production levels are detailed in the table below.

Scenario Description	Stage 1 (25M lbs/yr)	Stage 2 (75M lbs/yr)	Stage 3 (125M lbs/yr)
Stage 1 Upfront Deposit	16.50%	5.75%	3.50%

The stream obligation is recorded at fair value at each statement of financial position date as the Company has determined that the stream obligation is a derivative liability carried at fair value through profit or loss (FVTPL).

As at March 31, 2026 the fair value of the stream obligation was valued using a Monte Carlo simulation model. The significant assumptions developed by management used in the Monte Carlo simulation model included: the copper forward price curve, the long-term copper price volatility of 26.96% (December 31, 2025 – 24.55%), a discount rate which factors in the Company’s credit spread of 7.11% (December 31, 2025 – 6.77%) and the Johnson Camp Mine and Gunnison open-pit life of mine production schedules and expectations including expansion plans and weighted probability of successfully achieving the production schedules.

Pursuant to the Stream Agreement, the Company is required to maintain a leverage ratio of 3.5:1.0. The leverage ratio is calculated as the ratio of indebtedness of the Company to net income (adjusted for certain items). On November 30, 2023, the Company and Triple Flag executed an amendment to the Stream Agreement which suspends the applicability of the leverage ratio covenant until September 30, 2026 (the “Leverage Ratio Grace Period”).

The Company is subject to commodity price risk from fluctuations in the market prices for copper. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Stream obligation.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as of March 31, 2026:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Accounts Payable and Accrued Liabilities	$27,643	$19,904	$-	$7,739	$-
Nuton Stage 2 payable	69,693	-	69,693	-	-
Debentures	6,837	6,837	-	-	-
Derivative liabilites - Stream	80,655	6,100	74,555	-	-
Total Contractual Obligations	$184,828	$32,841	$144,248	$7,739	$-

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements

TRANSACTIONS BETWEEN RELATED PARTIES

KEY MANAGEMENT PERSONNEL

Key management personnel include those people who have authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consist of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and President, SVP Business Development, SVP/Chief Financial Officer, SVP/Chief Operating Officer, and Corporate Secretary.

16

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

Remuneration attributed to key management personnel is summarized as follows:

	Three months ended March 31,
	2026	2025
Salaries, fees and benefits	$804	$422
Share-based compensation	238	17
Total	$1,042	$439

Salaries, fees and benefits to key management includes all salaries, bonuses, fees, and other employment benefits, pursuant to contractual employment agreements, consultancy or management services arrangements.

OTHER RELATED PARTIES

As of March 31, 2026, amounts accrued and due to key management personnel and other related parties include the following:

Directors and Officers - $1,234 (March 31, 2025 - $139)

Transactions with related parties were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and judgments. These estimates, judgments and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported. A summary of the Company’s critical estimates and judgments is provided in Note 2, Basis of Presentation, of the audited consolidated annual financial statements for the twelve months ended December 31, 2025. There has been no change in critical accounting estimates for the three months ended March 31, 2026.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The accounting policies applied in the preparation of the unaudited consolidated interim financial statements for the three months ended March 31, 2026 are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

17

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

New standards and interpretations adopted

In May 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the recognition or derecognition of a financial asset or liability, with a new exception for some financial liabilities settled through an electronic cash transfer system. The amendments also add guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, by introducing an additional SPPI test for financial assets with contingent features that are not related directly to a change in basic lending risks or costs. In addition, the amendments will add new disclosures for certain instruments with contractual terms that can change cash flows. Lastly, the amendments will require additional disclosures for equity instruments designated at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026, with early application permitted. The amendments have been adopted by the Company and the amendments did not result in any material changes to the condensed consolidated interim financial statements.

In December 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the application of the ‘own-use’ exemption and provide guidance on hedge accounting for companies that hedge their purchase or sales of electricity using renewable power purchase agreements. The amendments also introduce new disclosure requirements. The amendments are effective for reporting periods beginning on or after January 1, 2026. The amendments have been adopted by the Company and the amendments did not result in any material changes to the condensed consolidated interim financial statements.

New standards issued but not yet effective

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will replace IAS 1 Presentation of Financial Statements. The standard amends the presentation of the statement of income by introducing a newly defined ‘operating profit’ subtotal and a requirement for income and expenses to be allocated between three new distinct categories based on a company’s main business activities, which are Operating, Financing and Investing. In addition, organizations will need to disclose certain ‘non-GAAP’ measures known as management defined performance measures. The standard will be effective from January 1, 2027 with early adoption permitted and requires retrospective application. The Company is assessing the impact of adoption of this amendment on its condensed consolidated financial statements.

FINANCIAL INSTRUMENTS

As of March 31, 2026, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below.

MARKET RISK

Market risk is the risk that changes in market price, such as foreign exchange rates and interest rates will affect the Company’s cash flows or value of its financial instruments.

CURRENCY RISK

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses relating to these financial instruments would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities which are denominated in CAD$. The balances in these accounts are not significant, therefore, the Company’s exposure to currency risk is considered minimal. The Company has not hedged its exposure to currency fluctuations at this time.

18

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

INTEREST RATE RISK

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and the stream obligation. The Company’s current policy is to invest excess cash in guaranteed investment certificates issued by its Canadian banking institution. The Company periodically monitors the investment it makes and is satisfied with the credit ratings of its banks.

The Company’s outstanding debt obligations are at fixed interest rates (except the Second Debenture Offering - see below) and accounted for on the basis of amortized cost. Therefore, the carrying value of the Company’s debt is not exposed to cash flow changes in market interest rates. The Second Debenture Offering is fixed at 10.5% per annum plus the greater of the forward-looking secured overnight financing rate (administered by CME Group Benchmark Administration Limited or a successor administrator) for a term of 3 months or 1.5%.

A 1% increase in the rate supplement for the Second Debenture Offering would increase interest payments $2/mo, whereas a 1% decrease in the rate supplement would decrease the Second Debenture Offering interest payments $2/mo.

A 1% increase in the discount rate of the Nuton Stage 2 payables would decrease the payables by $930 whereas a 1% decrease in the discount rate would increase the payables by $957.

A1% increase in the discount rate of the stream liabilities would decrease the derivative liabilities by $6,355, a 1% decrease in the discount rate would increase the derivative liabilities by $5,442.

COMMODITY PRICE RISK

The Company is subject to commodity price risk from fluctuations in the market prices for copper. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Stream obligation.

A 10% increase in the market price of copper would increase derivative liabilities by $8,968, whereas a 10% decrease in the market price of copper would decrease derivative liabilities by $8,593.

A 10% increase in the market price of copper would increase Nuton Stage 2 payable by $11,711 whereas a 10% decrease in the market price of copper would decrease derivative liabilities by $11,961.

CREDIT RISK

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with high-quality North American financial institutions.

19

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet its liabilities when due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of its financial assets and liabilities. Cash flow forecasting is performed regularly. The Company also holds surety bonds to support future environmental obligations. Refer to working capital analysis above in Capital Resources section and Contractual Obligations section.

FAIR VALUE ESTIMATION

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities that the Company is able to access at the measurement date.

●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, receivables, restricted cash, accounts payable and accrued liabilities, debt and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments. Derivative liabilities are Level 3.

Financial Instruments, March 31, 2026	FVTPL	Level 1	Level 2	Level 3
Derivative liabilities	86,566	-	-	86,566
Nuton Stage 2 payable	50,969	-	-	50,969
Marketable securities	904	904	-	-
	$138,439	$904	$-	$137,535

LEGAL

As of March 31, 2026, there are no outstanding civil claims filed against the Company.

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain non-IFRS financial measures in this MD&A, as discussed below. These non-IFRS financial measures are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

20

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-122”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working Capital

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets net of current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. A reconciliation is provided in the table below:

As at	March 31, 2026	December 31, 2025
Current assets	$53,229	$55,918
Current liabilities	111,464	100,299
	$(58,235)	$(44,381)

OTHER INFORMATION

OUTSTANDING SHARE CAPITAL

The Company’s authorized capital consists of an unlimited number of common shares without par value and an unlimited number of non-voting common shares without par value. The Company has securities outstanding as follows:

Security Description	March 31,2026	Date of Report
Common Shares	422,803,601	423,003,601
Warrants	54,589,166	54,589,166
Stock Options	25,645,000	25,454,000
Convertible Debt	36,832,876	36,832,874

DISCLOSURE CONTROLS AND PROCEDURES

Management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for the design of the Company’s disclosure controls and procedures in order to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The CEO and CFO have certified that they have designed disclosure controls and procedures (or caused them to be designed under their supervision) to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to them by others within those entities as of March 31, 2026.

21

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safe-guarded and financial information is accurate and reliable and in accordance with IFRS.

As previously disclosed at December 31, 2025, management identified a material weakness in the Company’s internal control over financial reporting related to a weakness in review controls performed over non-routine transactions and transactions related to newly established processes. This material weakness has not been remediated as of March 31, 2026.

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Identified Material Weakness

During the year ended December 31, 2025, the Company identified a material weakness in its internal control over financial reporting. The Company does not have adequately formalized processes to analyze and account for complex accounting estimates, including warrant valuations and inventory costing. This reflects a weakness in review controls performed over non-routine transactions and transactions related to newly established processes.

This material weakness resulted in adjustments to the consolidated financial statements for the year ended December 31, 2025. These misstatements were corrected prior to the issuance of consolidated financial statements and management has concluded that the consolidated financial statements as at and for the year ended December 31, 2025 present fairly, in all material respects, the Company’s financial position, financial performance, and cash flows in conformity with IFRS Accounting Standards. Until remediated, this control deficiency could result in a material misstatement related to account balances, transactions or disclosures that would not be prevented or detected. Management has concluded that the Condensed Consolidated Interim Financial Statements for March 31, 2026 are presented fairly.

Remediation plan

Management continues to implement its remediation plan, which includes:

a)	Strengthening the finance team by adding a dedicated Internal Control and Compliance specialist role during Q2 2026 to ensure appropriate team skills composition and depth of expertise.
b)	Developing enhanced procedures and controls to improve analysis and review controls for warrant valuations and inventory costing, with external advisors engaged as needed to supplement internal capabilities. These activities will be completed during 2026.
c)	Standardizing documentation and retention practices, providing enhanced training to control owners, and strengthening oversight and monitoring to ensure control activities are evidenced and performed consistently and on a timely basis. These activities will begin in 2026 and continue beyond 2026.

The material weakness cannot be considered remediated until the enhanced procedures and controls have been fully designed, implemented, and demonstrated (through testing over a sufficient period) to operate effectively.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes.

Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

22

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

LIMITATION OF CONTROLS AND PROCEDURES

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ADDITIONAL INFORMATION

Additional disclosure concerning the Company, including the AIF for the year ended December 31, 2025, is available on the SEDAR+ website, www.sedarplus.ca.

TECHNICAL INFORMATION

Gunnison’s technical work on the Gunnison Copper Project and JCM is supervised by Stephen Twyerould, Fellow of AUSIMM, President & CEO of Gunnison and a Qualified Person as defined by NI 43-101. Mr. Twyerould has reviewed and approved the technical information contained in this MD&A.

Additional information about the Gunnison Copper Project can be found in the technical report filed on SEDAR+ at www.sedarplus.ca entitled: “Gunnison Copper Project, NI 43-101 Technical Report Preliminary Economic Assessment, Cochise County, Arizona”, with the effective date of March 18, 2026.

Additional information about the Johnson Camp Mine can be found in the technical report filed on SEDAR+ at www.sedarplus.ca entitled: “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona”, with the effective date of March 18, 2026.

CAUTIONARY STATEMENTS

RISK FACTORS

The exploration for and development of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. The more prominent risk factors that may materially affect the Company’s future performance, in addition to those referred to herein, are discussed in the AIF for the year ended December 31, 2025.

23

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this MD&A includes, but is not limited to, statements with respect to: (i) the market and future price of copper and related products; (ii) requirements for additional capital; (iii) development, construction and production timelines and estimates; (iv) statements relating to the results of the 2026 PEA and economic viability of the Gunnison Project, including NPV, IRR, capital costs, operating costs, mine life, total tonnes mined and processed and mining operations; (v) the future effects of environmental compliance requirements on the business of the Company; (vi) future production from the Johnson Camp mine; (vii) expectations regarding the deployment of the Nuton® technology at the Johnson Camp mine and future production therefrom; (viii) the continued funding of the stage 2 work program by Nuton; (ix) the details and expected results of the stage two work program; (x) the satisfaction of final conditions and receipt of 48C tax credits; (xi) the terms of the Nuton Transaction; (xii) the use of proceeds from financings; and (xiii) the statements under the heading “Outlook” in this MD&A, including statements about the production of copper.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this MD&A is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the allocation of the 48C tax credits between the Company and Nuton, the satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code, the estimation of mineral resources, the realization of mineral resource estimates, copper and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of expansion and sustaining capital requirements, the estimation of labor and operating costs, the availability of necessary financing and materials to continue to develop, operate and expand the Gunnison Project in the short and long-term, the progress of development activities, the receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title or surface rights disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information including, without limitation, the following risks and uncertainties referred to under the heading “Risk Factors” in the Company’s AIF for the year ended December 31, 2025:

●	risks relating to the fact that the Company depends on a single mineral project;
●	Nuton failing to continue to fund the stage 2 work program;
●	the failure to satisfy the requirements set forth in Section 48C of the Internal Revenue Code;
●	the breach of debt covenants;
●	operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, availability of reagents and power, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process;
●	risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Gunnison Project;
●	assumptions regarding expected capital and operating costs and expenditures, production schedules, economic returns and other projections;

24

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

●	our production estimates, including accuracy thereof;
●	risks related to general economic conditions and in particular the potential impact of any future global pandemic on the Company or its operations and the mining industry;
●	risks relating to variations in mineral resources and reserves, grade or recovery rates resulting from current exploration and development activities;
●	risks related to fluctuations in the price of copper as the Company’s future revenues, if any, are expected to be derived from the sale of copper;
●	risks related to a reduction in the demand for copper in the Chinese market which could result in an extended period of lower prices and demand for copper;
●	financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the development and construction activities at the Gunnison Project may not be available on satisfactory terms, or at all;
●	the Company has no material history of mining operations and expects to incur losses for the foreseeable future;
●	risks associated with debt and the copper stream agreement;
●	risks related to the Company obtaining and maintaining various permits required to conduct its current and anticipated future operations;
●	risks related to disputes concerning property titles and interest;
●	risks relating to the ability to access infrastructure;
●	risks related to the significant governmental regulation to which the Company is subject;
●	environmental risks;
●	climate change risks;
●	risks related to the adequacy of financial assurance arrangements with State and Federal Governments;
●	reliance on key personnel;
●	risks related to increased competition in the market for copper and related products and in the mining industry generally;
●	cybersecurity risks;
●	risks related to potential conflicts of interests among the Company’s directors and officers;
●	exchange rate fluctuations between the Canadian and United States dollar;
●	uncertainties inherent in the estimation of inferred mineral resources;
●	land reclamation requirements may be burdensome;
●	risks associated with the acquisition of any new properties;
●	risks related to legal proceedings to which the Company may become subject;
●	potential liabilities associated with the acquisition of Johnson Camp;
●	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;
●	changes to relevant legislation, accounting practices or increasing insurance costs;
●	significant growth could place a strain on our management systems;
●	share ownership by our significant shareholders and their ability to influence our governance; and
●	risks relating to the Company’s Common Shares, including that future sales or issuances of our debt or equity securities may decrease the price of our securities.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information is made as of the date of this MD&A.

25

GUNNISON COPPER CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

RISK FACTORS

Readers are cautioned that the risk factors discussed above are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information and readers should also carefully consider the matters discussed under the heading, “Forward Looking Information”, in this MD&A and under the heading, “Risk Factors”, in the AIF.

CAUTIONARY NOTE TO U.S. INVESTORS – INFORMATION CONCERNING PREPARATION OF RESOURCE AND RESERVE ESTIMATES

Technical disclosure regarding the Company’s properties included in this MD&A and in the documents incorporated herein by reference has been prepared in accordance with the requirements of Canadian securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves (“CIM Definition Standards”).

Canadian standards, including NI 43-101, differ significantly from the historical requirements of the Securities and Exchange Commission (the “SEC”), and mineral reserve and resource information contained or incorporated by reference in this Prospectus Supplement may not be comparable to similar information disclosed by U.S. companies.

Mining disclosure under U.S. securities law was previously required to comply with item 102 of Regulation S-K under the U.S. Securities Act and the Securities Exchange Act of 1934, as amended and SEC Industry Guide 7 (“SEC Industry Guide 7”). The SEC has adopted mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under the SEC Modernization Rules, the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. As a foreign private issuer, the Company is permitted to continue to comply with NI 43-101 disclosure rules. Therefore, the Company’s mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.

26